UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-36363

TCTM KIDS IT EDUCATION INC.

19/F, Building A, Vanke Times Center

No.186 Beiyuan Road, Chaoyang District

Beijing, 100102, People’s Republic of China

Tel: +86 10 6213-5687

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Ticker Symbol Change

On April 3, 2025, the Registrant issued a press release regarding ticker symbol change, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Incorporation by Reference

This report on Form 6-K is hereby incorporated by reference into each of (i) the registration statement on Form F-3 (No. 333-284305), and (ii) the registration statements on Form S-8 (No. 333-279404, No. 333-270547, No. 333-228771, No. 333-204494 and No. 333-197226), to the extent not superseded by documents or reports subsequently filed.

EXHIBITS

Exhibit No.	Description
99.1	Press Release – TCTM Announces Ticker Symbol Change

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TCTM Kids IT Education Inc.

By:	/s/ Heng Wang
Name:	Heng Wang
Title:	Chief Executive Officer

Date: April 3, 2025